UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Explanatory Note:

On September 16, 2019, China Customer Relations Centers, Inc. (the “Company”) issued a press release announcing that it currently plans to hold its 2019 Annual Meeting of Shareholders on November 23, 2019 at 9:00 a.m. Beijing time. The meeting will be held at the Company’s headquarters located at 1366 Zhongtianmen Avenue, Tai’An City, Shandong Province, China, 27100.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang Chairman and Chief Executive Officer

Dated: September 17, 2019

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated September 16, 2019.

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